Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the nine months ended
	July 31, 2012	April 30, 2012	January 31, 2012	October 31, 2011	July 31, 2011	July 31, 2012	July 31, 2011
Interest, Dividend and Fee Income
Loans	$2,807	$2,680	$2,868	$3,020	$2,462	$8,355	$7,183
Securities	568	536	591	484	574	1,695	1,692
Deposits with banks	72	64	45	44	39	181	101
	3,447	3,280	3,504	3,548	3,075	10,231	8,976
Interest Expense
Deposits	680	570	628	674	674	1,878	2,019
Subordinated debt	37	47	49	43	43	133	114
Capital trust securities (Note 12)	12	11	16	18	18	39	58
Other liabilities	493	532	493	551	537	1,518	1,573
	1,222	1,160	1,186	1,286	1,272	3,568	3,764
Net Interest Income	2,225	2,120	2,318	2,262	1,803	6,663	5,212
Non-Interest Revenue
Securities commissions and fees	276	303	285	292	297	864	923
Deposit and payment service charges	232	227	240	246	205	699	588
Trading revenues (losses)	140	228	345	(15)	100	713	564
Lending fees	169	137	160	152	146	466	441
Card fees	186	174	167	188	171	527	501
Investment management and custodial fees	188	179	172	176	131	539	320
Mutual fund revenues	161	159	159	157	164	479	476
Underwriting and advisory fees	123	130	78	76	141	331	436
Securities gains, other than trading	14	40	42	61	31	96	128
Foreign exchange, other than trading	28	51	39	11	38	118	119
Insurance income	40	105	46	74	47	191	209
Other	96	106	66	142	46	268	204
	1,653	1,839	1,799	1,560	1,517	5,291	4,909
Total Revenue	3,878	3,959	4,117	3,822	3,320	11,954	10,121
Provision for credit losses (Note 3)	237	195	141	362	230	573	850
Non-Interest Expense
Employee compensation (Note 15)	1,337	1,391	1,446	1,311	1,212	4,174	3,516
Premises and equipment	473	461	455	464	388	1,389	1,114
Amortization of intangible assets	86	82	83	81	58	251	150
Travel and business development	116	118	128	106	100	362	276
Communications	79	72	72	75	63	223	184
Business and capital taxes	10	11	12	14	12	33	37
Professional fees	161	141	123	154	223	425	470
Other	222	223	235	227	165	680	562
	2,484	2,499	2,554	2,432	2,221	7,537	6,309
Income Before Provision for Income Taxes	1,157	1,265	1,422	1,028	869	3,844	2,962
Provision for income taxes	187	237	313	260	161	737	616
Net Income	$970	$1,028	$1,109	$768	$708	$3,107	$2,346
Attributable to:
Bank shareholders	951	1,010	1,090	749	690	3,051	2,292
Non-controlling interest in subsidiaries	19	18	19	19	18	56	54
Net Income	$970	$1,028	$1,109	$768	$708	$3,107	$2,346
Earnings Per Share (Canadian $) (Note 16)
Basic	$1.42	$1.52	$1.65	$1.12	$1.10	$4.59	$3.80
Diluted	1.42	1.51	1.63	1.11	1.09	4.56	3.74

The accompanying notes are an integral part of these interim consolidated financial statements.

34 • BMO Financial Group Third Quarter Report 2012

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended					For the nine months ended
	July 31, 2012	April 30, 2012	January 31, 2012	October 31, 2011	July 31, 2011	July 31, 2012	July 31, 2011
Net income	$970	$1,028	$1,109	$768	$708	$3,107	$2,346
Other Comprehensive Income (Loss)
Net change in unrealized gains (losses) on available-for-sale securities
Unrealized gains (losses) on available-for-sale securities arising during the period (net of income tax (provision) recovery of $(9), $(2), $10, $(20), $(33), $(1) and $9)	26	6	(30)	23	54	2	(5)
Reclassification to earnings of (gains) losses in the period (net of income tax provision (recovery) of $14, $(11), $22, $37, $(1), $25 and $14)	14	(23)	(33)	(67)	(7)	(42)	(37)
	40	(17)	(63)	(44)	47	(40)	(42)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the period (net of income tax (provision) recovery of $(63), $99, $(19), $(89), $(84), $17 and $(48))	177	(300)	46	230	208	(77)	98
Reclassification to earnings of (gains) losses on cash flow hedges (net of income tax provision (recovery) of $9, $15, $nil, $11, $(1), $24 and $(2))	(29)	(38)	-	(30)	2	(67)	9
	148	(338)	46	200	210	(144)	107
Net gain (loss) on translation of net foreign operations
Unrealized gain (loss) on translation of net foreign operations	260	(255)	133	759	64	138	(849)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income tax (provision) recovery of $24, $(23), $17, $144, $10, $18 and $(170))	(70)	66	(48)	(317)	(23)	(52)	440
	190	(189)	85	442	41	86	(409)
Other Comprehensive Income (Loss)	378	(544)	68	598	298	(98)	(344)
Total Comprehensive Income	$1,348	$484	$1,177	$1,366	$1,006	$3,009	$2,002
Attributable to:
Bank shareholders	1,329	466	1,158	1,347	988	2,953	1,948
Non-controlling interest in subsidiaries	19	18	19	19	18	56	54
Total Comprehensive Income	$1,348	$484	$1,177	$1,366	$1,006	$3,009	$2,002

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Third Quarter Report 2012 • 35

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	July 31, 2012	April 30, 2012	January 31, 2012	October 31, 2011	July 31, 2011
Assets
Cash and Cash Equivalents	$33,592	$34,117	$39,553	$19,676	$33,126
Interest Bearing Deposits with Banks	5,995	7,010	7,603	5,980	7,049
Securities
Trading	70,045	71,432	71,018	69,925	72,671
Available-for-sale (Note 2)	59,297	54,906	54,545	51,426	47,141
Other	877	781	825	764	810
	130,219	127,119	126,388	122,115	120,622
Securities Borrowed or Purchased Under Resale Agreements	45,535	42,253	42,608	37,970	38,301
Loans (Notes 3 and 6)
Residential mortgages	85,595	82,260	81,317	81,075	80,977
Consumer instalment and other personal	60,792	60,002	59,688	59,445	58,035
Credit cards	7,837	7,861	7,871	8,038	8,026
Businesses and governments	92,870	89,800	88,719	84,883	82,995
	247,094	239,923	237,595	233,441	230,033
Customers’ liability under acceptances	8,013	7,406	6,782	7,227	7,000
Allowance for credit losses (Note 3)	(1,755)	(1,807)	(1,756)	(1,783)	(1,706)
	253,352	245,522	242,621	238,885	235,327
Other Assets
Derivative instruments	52,263	46,760	58,219	55,113	47,359
Premises and equipment	2,059	2,033	2,020	2,061	1,921
Goodwill (Note 9)	3,732	3,702	3,656	3,649	3,442
Intangible assets	1,572	1,541	1,558	1,562	1,511
Current tax assets	1,141	2,187	1,504	1,319	1,177
Deferred tax assets	3,000	2,820	3,090	3,355	3,369
Other	9,788	10,439	9,440	8,890	8,832
	73,555	69,482	79,487	75,949	67,611
Total Assets	$542,248	$525,503	$538,260	$500,575	$502,036
Liabilities and Equity
Deposits (Note 10)
Banks	$23,314	$22,508	$20,150	$20,877	$22,950
Businesses and governments	183,698	171,539	173,852	159,209	148,848
Individuals	121,956	122,020	122,555	122,287	120,249
	328,968	316,067	316,557	302,373	292,047
Other Liabilities
Derivative instruments	53,132	46,472	55,157	50,934	43,596
Acceptances	8,013	7,406	6,782	7,227	7,000
Securities sold but not yet purchased	22,523	23,834	21,269	20,207	21,892
Securities lent or sold under repurchase agreements	47,145	46,076	51,952	32,078	48,426
Current tax liabilities	294	1,017	634	591	456
Deferred tax liabilities	191	207	225	314	329
Other	48,029	50,295	51,342	52,846	55,311
	179,327	175,307	187,361	164,197	177,010
Subordinated Debt (Note 11)	4,107	5,276	5,362	5,348	5,284
Capital Trust Securities (Note 12)	450	462	450	821	821
Equity
Share capital (Note 13)	14,213	14,033	14,260	14,193	14,114
Contributed surplus	216	215	119	113	111
Retained earnings	12,977	12,512	11,986	11,381	11,117
Accumulated other comprehensive income	568	190	734	666	68
Total shareholders’ equity	27,974	26,950	27,099	26,353	25,410
Non-controlling interest in subsidiaries	1,422	1,441	1,431	1,483	1,464
Total Equity	29,396	28,391	28,530	27,836	26,874
Total Liabilities and Equity	$542,248	$525,503	$538,260	$500,575	$502,036

The accompanying notes are an integral part of these interim consolidated financial statements.

36 • BMO Financial Group Third Quarter Report 2012

Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011
Preferred Shares
Balance at beginning of period	$2,465	$2,861	$2,861	$2,571
Issued during the period	-	-	-	290
Redeemed during the period (Note 13)	-	-	(396)	-
Balance at End of Period	2,465	2,861	2,465	2,861
Common Shares
Balance at beginning of period	11,568	7,090	11,332	6,927
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	169	43	367	135
Issued under the Stock Option Plan	9	17	47	88
Issued on the exchange of shares of a subsidiary corporation	2	-	2	-
Issued on the acquisition of a business (Note 8)	-	4,103	-	4,103
Balance at End of Period	11,748	11,253	11,748	11,253
Contributed Surplus
Balance at beginning of period	215	101	113	91
Stock option expense/exercised	1	10	7	20
Foreign exchange on redemption of preferred shares (Note 13)	-	-	96	-
Balance at End of Period	216	111	216	111
Retained Earnings
Balance at beginning of period	12,512	10,913	11,381	10,181
Net income attributable to Bank shareholders	951	690	3,051	2,292
Dividends – Preferred shares	(32)	(39)	(103)	(109)
– Common shares	(454)	(446)	(1,352)	(1,242)
Share issue expense	-	(1)	-	(5)
Balance at End of Period	12,977	11,117	12,977	11,117
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	242	319	322	408
Unrealized gains (losses) on available-for-sale securities arising during the period (net of income tax (provision) recovery of $(9), $(33), $(1) and $9)	26	54	2	(5)
Reclassification to earnings of (gains) losses in the period (net of income tax provision (recovery) of $14, $(1), $25 and $14)	14	(7)	(42)	(37)
Balance at End of Period	282	366	282	366
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of period	19	(99)	311	4
Gains (losses) on cash flow hedges arising during the period (net of income tax (provision) recovery of $(63), $(84), $17 and $(48))	177	208	(77)	98
Reclassification to earnings of (gains) losses on cash flow hedges (net of income tax provision (recovery) of $9, $(1), $24 and $(2))	(29)	2	(67)	9
Balance at End of Period	167	111	167	111
Accumulated Other Comprehensive Income (Loss) on Translation of Net Foreign Operations
Balance at beginning of period	(71)	(450)	33	-
Unrealized gain (loss) on translation of net foreign operations	260	64	138	(849)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income tax (provision) recovery of $24, $10, $18 and $(170))	(70)	(23)	(52)	440
Balance at End of Period	119	(409)	119	(409)
Total Accumulated Other Comprehensive Income	568	68	568	68
Total Shareholders’ Equity	$27,974	$25,410	$27,974	$25,410
Non-controlling Interest in Subsidiaries
Balance at beginning of period	1,441	1,480	1,483	1,501
Net income attributable to non-controlling interest	19	18	56	54
Dividends to non-controlling interest	(32)	(31)	(68)	(66)
Other	(6)	(3)	(49)	(25)
Balance at End of Period	1,422	1,464	1,422	1,464
Total Equity	$29,396	$26,874	$29,396	$26,874

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Third Quarter Report 2012 • 37

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011
Cash Flows from Operating Activities
Net income	$970	$708	$3,107	$2,346
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	2	1	5	2
Net (gain) on securities, other than trading	(16)	(31)	(101)	(130)
Net (increase) decrease in trading securities	1,645	217	(123)	(1,595)
Provision for credit losses (Note 3)	237	230	573	850
Change in derivative instruments – (increase) decrease in derivative asset	(5,769)	(3,531)	2,161	1,452
– increase (decrease) in derivative liability	6,769	2,546	2,743	(3,061)
Amortization of premises and equipment	90	74	269	218
Amortization of intangible assets	86	58	251	150
Net (increase) decrease in deferred income tax asset	(115)	223	401	108
Net (decrease) in deferred income tax liability	(16)	(195)	(123)	(230)
Net (increase) decrease in current income tax asset	1,077	(63)	199	100
Net (decrease) in current income tax liability	(725)	(42)	(296)	(106)
Change in accrued interest – decrease in interest receivable	182	168	89	160
– (decrease) in interest payable	(107)	(1)	(186)	(50)
Changes in other items and accruals, net	(1,230)	2,877	(4,761)	225
Net increase in deposits	10,667	3,121	24,220	12,960
Net (increase) in loans	(6,507)	(571)	(14,027)	(4,223)
Net increase (decrease) in securities sold but not yet purchased	(1,412)	1,182	2,299	8,046
Net increase in securities lent or sold under repurchase agreements	931	9,303	15,411	8,949
Net (increase) in securities borrowed or purchased under resale agreements	(3,169)	(5,106)	(7,792)	(11,413)
Net Cash Provided by Operating Activities	3,590	11,168	24,319	14,758
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries	24	(2,192)	(281)	(2,111)
Proceeds from issuance of Covered Bonds (Note 10)	-	-	2,000	1,500
Repayment of subordinated debt (Note 11)	(1,200)	-	(1,200)	-
Proceeds from issuance of subordinated debt (Note 11)	-	-	-	1,500
Redemption of preferred shares (Note 13)	-	-	(396)	-
Proceeds from issuance of preferred shares (Note 13)	-	-	-	290
Redemption of Capital Trust Securities (Note 12)	-	-	(400)	(400)
Share issue expense	-	(1)	-	(5)
Proceeds from issuance of common shares	12	19	53	93
Cash dividends paid	(318)	(444)	(1,092)	(1,221)
Cash dividends paid to non-controlling interest	(32)	(31)	(68)	(66)
Net Cash (Used in) Financing Activities	(1,514)	(2,649)	(1,384)	(420)
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	1,063	307	(11)	(233)
Purchases of securities, other than trading	(9,978)	(4,589)	(29,590)	(13,733)
Maturities of securities, other than trading	3,291	2,069	9,272	9,584
Proceeds from sales of securities, other than trading	2,815	3,171	12,268	8,153
Proceeds from sales of land and buildings	-	1	-	1
Premises and equipment – net purchases	(105)	(137)	(260)	(247)
Purchased and developed software – net purchases	(93)	(69)	(245)	(187)
Purchase of Troubled Asset Relief Program preferred shares and warrants	-	(1,642)	-	(1,642)
Acquisitions (Note 8)	(20)	789	(20)	683
Net Cash Provided by (Used in) Investing Activities	(3,027)	(100)	(8,586)	2,379
Effect of Exchange Rate Changes on Cash and Cash Equivalents	426	207	(433)	(1,051)
Net Increase (Decrease) in Cash and Cash Equivalents	(525)	8,626	13,916	15,666
Cash and Cash Equivalents at Beginning of Period	34,117	24,500	19,676	17,460
Cash and Cash Equivalents at End of Period	$33,592	$33,126	$33,592	$33,126
Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$32,498	$31,684	$32,498	$31,684
Cheques and other items in transit, net	1,094	1,442	1,094	1,442
	$33,592	$33,126	$33,592	$33,126
Supplemental Disclosure of Cash Flow Information:
Net cash provided by (used in ) operating activities include:
Amount of Interest paid in the period	$1,328	$1,298	$3,758	$3,840
Amount of Income taxes paid (received) in the period	$(10)	$283	$449	$558
Amount of interest and dividend income received in the period	$3,601	$3,227	$10,245	$9,109

The accompanying notes are an integral part of these interim consolidated financial statements.

38 • BMO Financial Group Third Quarter Report 2012

Notes to Consolidated Financial Statements

July 31, 2012 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (the “bank”), is a public company incorporated in Canada having its registered office in Montreal, Canada. The bank is a highly diversified financial services provider and provides a broad range of retail banking, wealth management and investment banking products and services.

These interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. This is the bank’s first year of reporting in accordance with International Financial Reporting Standards (“IFRS”), and accordingly IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. We also comply with interpretations of IFRS by our regulator the Office of the Superintendent of Financial Institutions of Canada (“OSFI”).

Our consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), as previously defined and as described in the notes to our annual consolidated financial statements for the year ended October 31, 2011, on pages 119 to 180 of our 2011 Annual Report. Canadian GAAP, as previously defined, differs in some areas from IFRS. To comply with IFRS, we have amended certain accounting policies, classification, measurement and disclosures previously applied in the Canadian GAAP financial statements. Disclosure of our

IFRS accounting policies, significant estimates, future changes in IFRS standards and comparative financial information including an opening balance sheet and impact on the consolidated statement of cash flows as at the transition date are provided on pages 40 to 78 in the notes to our interim consolidated financial statements for the quarter ended April 30, 2012. During the quarter ended July 31, 2012, there were no changes in our IFRS accounting policies.

Note 19 contains reconciliations and descriptions of the effects of the transition from Canadian GAAP to IFRS on the Consolidated Statement of Income, Consolidated Statement of Comprehensive Income and Consolidated Statement of Changes in Equity for the quarters ended July, 2011 and October, 2011. These interim consolidated financial statements have been prepared in accordance with the accounting policies we expect to use in our annual consolidated financial statements for the year ended October 31, 2012. Those accounting policies are based on the IFRSs that we expect to be applicable at that time. These interim consolidated financial statements were authorized for issue by the Board of Directors on August 28, 2012.

Note 2: Securities

Unrealized Gains and Losses

The following table summarizes the unrealized gains and losses on available-for-sale securities:

(Canadian $ in millions)	Available-for-sale securities			July 31, 2012	Available-for-sale securities			October 31, 2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Issued or guaranteed by: Canadian federal government	20,813	300	5	21,108	19,757	478	40	20,195
Canadian provincial municipal governments	3,101	47	11	3,137	1,484	82	79	1,487
U.S. federal government	8,479	226	-	8,705	4,498	172	-	4,670
U.S. states, municipalities and agencies	3,882	72	7	3,947	3,553	76	2	3,627
Other governments	6,639	10	8	6,641	8,524	13	8	8,529
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	646	6	-	652	856	18	-	874
Mortgage-backed securities and collateralized mortgage obligations – U.S.	6,345	70	19	6,396	5,022	106	2	5,126
Corporate debt	7,291	134	9	7,416	5,455	56	15	5,496
Corporate equity	1,229	69	3	1,295	1,352	78	8	1,422
Total	58,425	934	62	59,297	50,501	1,079	154	51,426

  (1) These amounts are supported by guaranteed mortgages.

BMO Financial Group Third Quarter Report 2012 • 39

Note 3: Loans and Allowance for Credit Losses

Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at July 31, 2012, there was a $218 million ($176 million as at July 31, 2011) allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)
	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the three months ended	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011
Specific Allowance at beginning of period	60	68	59	59	419	427	-	-	538	554
Specific provision for credit losses	43	19	169	159	17	67	-	-	229	245
Recoveries	4	1	39	34	153	26	-	-	196	61
Write-offs	(36)	(22)	(209)	(193)	(164)	(123)	-	-	(409)	(338)
Foreign exchange and other	6	1	6	6	(78)	(9)	-	-	(66)	(2)
Specific Allowance at end of period	77	67	64	65	347	388	-	-	488	520

Collective Allowance at beginning of period	42	32	633	549	764	752	26	38	1,465	1,371
Collective provision for credit losses	(2)	(1)	(23)	-	35	(12)	(2)	(2)	8	(15)
Foreign exchange and other	-	-	-	-	12	6	-	-	12	6
Collective Allowance at end of period	40	31	610	549	811	746	24	36	1,485	1,362
Total Allowance	117	98	674	614	1,158	1,134	24	36	1,973	1,882
Comprised of: Loans	110	98	674	614	947	958	24	36	1,755	1,706
Other credit instruments	7	-	-	-	211	176	-	-	218	176

(Canadian $ in millions)
	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the nine months ended	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011
Specific Allowance at beginning of period	74	52	59	47	426	481	-	10	559	590
Specific provision for credit losses	85	79	513	498	(52)	260	-	(10)	546	827
Recoveries	54	4	118	94	444	72	-	-	616	170
Write-offs	(126)	(64)	(620)	(580)	(438)	(368)	-	-	(1,184)	(1,012)
Foreign exchange and other	(10)	(4)	(6)	6	(33)	(57)	-	-	(49)	(55)
Specific Allowance at end of period	77	67	64	65	347	388	-	-	488	520

Collective Allowance at beginning of period	36	23	565	477	817	839	34	44	1,452	1,383
Collective provision for credit losses	4	8	45	72	(12)	(49)	(10)	(8)	27	23
Foreign exchange and other	-	-	-	-	6	(44)	-	-	6	(44)
Collective Allowance at end of period	40	31	610	549	811	746	24	36	1,485	1,362
Total Allowance	117	98	674	614	1,158	1,134	24	36	1,973	1,882
Comprised of: Loans	110	98	674	614	947	958	24	36	1,755	1,706
Other credit instruments	7	-	-	-	211	176	-	-	218	176

Interest income on impaired loans of $39 million and $112 million was recognized respectively, for the three and nine months ended July 31, 2012 ($22 million and $72 million, respectively, for the three and nine months ended July 31, 2011).

40 • BMO Financial Group Third Quarter Report 2012

Purchased Loans

We record all loans that we purchase at fair value on the day that we acquire the loans. The fair value of the acquired loan portfolio includes an estimate of the interest rate premium or discount on the loans calculated as the difference between the contractual rate of interest on the loans and prevailing interest rates (the “interest rate mark”). Also included in fair value is an estimate of expected credit losses (the “credit mark”) as of the acquisition date. The credit mark consists of two components: an estimate of the amount of losses that exist in the acquired loan portfolio on the acquisition date but that haven’t been specifically identified on that date (the “incurred credit mark”) and an amount that represents future expected losses (the “future credit mark”). As a result of recording the loans at fair value, no allowance for credit losses is recorded in our Consolidated Balance Sheet on the day we acquire the loans. Fair value is determined by estimating the principal and interest cash flows expected to be collected on the loans and discounting those cash flows at a market rate of interest. We estimate cash flows expected to be collected based on specific loan reviews for commercial loans. For retail loans, we use models that incorporate management’s best estimate of current key assumptions such as default rates, loss severity, timing of prepayments and collateral.

Acquired loans are classified into the following categories: those that on the acquisition date continued to make timely principal and interest payments (the “purchased performing loans”) and those which on the acquisition date the timely collection of interest and principal was no longer reasonably assured (the “purchased credit impaired loans” or “PCI” loans). Because purchased credit impaired loans are recorded at fair value at acquisition based on the amount expected to be collected, none of the purchased credit impaired loans are considered to be impaired at acquisition.

Subsequent to the acquisition date, we account for each type of loan as follows:

Purchased Performing Loans

For performing loans with fixed terms, the interest rate mark and future credit mark are fully amortized to net interest income over the expected life of the loan using the effective interest method. Specific provisions for credit losses are recorded as they arise in a manner that is consistent with our accounting policy for originated loans. The incurred credit losses are re-measured at each reporting period consistent with our methodology for the collective allowance, with any increases recorded in the provision for credit losses. Decreases in incurred credit losses are recorded in the provision for credit losses until the accumulated collective allowance is exhausted. Any additional decreases are recorded in net interest income.

For loans with revolving terms, the interest rate mark as well as the incurred and future credit marks are amortized into net interest income on a straight-line basis over the contractual terms of the loans. As the incurred credit mark amortizes, we record an allowance for credit losses at a level appropriate to absorb credit-related losses on these loans, consistent with our methodology for the collective allowance.

As loans are repaid, the remaining unamortized credit mark related to those loans is recorded in net interest income during the period that the loan is repaid.

As at July 31, 2012, the remaining credit mark on performing term loans, revolving loans and other performing loans was $975 million, $354 million and $28 million, respectively ($1,497 million, $589 million, and $47 million, respectively as at October 31, 2011). Of the total credit mark for performing loans of $1,357 million, $671 million will be amortized over the remaining life of the portfolio. The portion that will not be amortized was $686 million, and will be recognized in either net interest income or provisions for credit losses as loans are repaid or changes in the credit quality of the portfolio occur.

Purchased Credit Impaired Loans

Subsequent to the acquisition date, we regularly re-evaluate what we expect to collect on the purchased credit impaired loans. Increases in expected cash flows will result in a recovery in the provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the purchased loans. Decreases in expected cash flows will result in a charge to the specific provision for credit losses and an increase to the allowance for credit losses. For purchased credit impaired loans, the interest rate mark is amortized into net interest income using the effective interest method over the effective life of the loan. As loans are repaid, the remaining credit mark related to those loans is recorded in the provision for credit losses during the period that the loan is repaid.

As at July 31, 2012, the remaining credit mark related to purchased credit impaired loans was $619 million ($1,209 million as at October 31, 2011).

Unfunded Commitments and Letters of Credit Acquired

As part of our purchase of Marshall & Ilsley Corporation (“M&I”), we recorded a liability of $192 million related to unfunded commitments and letters of credit. The total credit mark and interest rate mark associated with unfunded commitments and letters of credit are amortized into net interest income on a straight-line basis over the contractual term of the acquired liabilities. As the credit mark is amortized, an appropriate collective allowance is recorded, consistent with our methodology for the collective allowance.

As at July 31, 2012, the remaining credit mark on unfunded commitments and letters of credit was $124 million ($178 million as at October 31, 2011).

FDIC Covered Loans

Loans acquired as part of our acquisition of AMCORE Bank are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on these loans.

For the three and nine months ended July 31, 2012, we recorded new provisions for credit losses and recoveries of $1 million and $2 million, respectively, related to loans covered by the FDIC loss share agreement (provisions for credit losses and recoveries of $5 million and $(10) million, respectively, for the three and nine months ended July 31, 2011). These amounts are net of the amounts expected to be reimbursed by the FDIC.

BMO Financial Group Third Quarter Report 2012 • 41

Note 4: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instruments risks are classified as credit and counterparty, market, and liquidity and funding risk.

Credit and Counterparty Risk

We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration. We incur market risk in our trading and underwriting activities and structural banking activities.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

Key measures as at July 31, 2012 are outlined in the Risk Management section on pages 11 to 13 of Management’s Discussion and Analysis of the Third Quarter Report to Shareholders.

Note 5: Guarantees

In the normal course of business we enter into a variety of guarantees. The most significant guarantees are as follows:

Standby Letters of Credit and Guarantees

Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $11,893 million as at July 31, 2012 ($11,880 million as at October 31, 2011). The majority have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

As at July 31, 2012, $28 million ($45 million as at October 31, 2011) was included in other liabilities related to guaranteed parties that were unable to meet their obligation to third parties (See Note 3). No other amount was included in our Consolidated Balance Sheet as at July 31, 2012 and October 31, 2011 related to these standby letters of credit and guarantees.

Backstop and Other Liquidity Facilities

Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.

The maximum amount payable under these backstop and other liquidity facilities totalled $4,537 million as at July 31, 2012 ($3,708 million as at October 31, 2011). As at July 31, 2012, $99 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($84 million as at October 31, 2011).

Credit Enhancement Facilities

Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities.

Senior Funding Facilities

In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $296 million as at July 31, 2012 ($300 million as at October 31, 2011). No amounts were drawn as at July 31, 2012 or October 31, 2011.

Derivatives

Certain of our derivative instruments meet the accounting definition of a guarantee when they require the issuer to make payments to reimburse the holder for a loss incurred because a debtor fails to make payment when due under the terms of a debt instrument. In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.

Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $29,721 million as at July 31, 2012 ($36,135 million as at October 31, 2011). The terms of these contracts range from less than one year to 10 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $294 million as at July 31, 2012 ($880 million as at October 31, 2011).

Indemnification Agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership

42 • BMO Financial Group Third Quarter Report 2012

agreements, clearing arrangements, derivatives contracts and leasing transactions. As part of the acquisition of M&I, we acquired a securities lending business that lends securities owned by clients to borrowers who have been evaluated for credit risk using the same credit risk process that is applied to loans and other credit assets. In connection with these activities, we provide an indemnification to lenders against losses resulting from the failure of the borrower to return loaned securities when due. All borrowings are fully collateralized with cash or marketable securities. As securities are loaned, collateral is maintained at a minimum of 100% of the fair value of the securities and the collateral is revalued on a daily basis. The amount of securities loaned subject to indemnification was $4,595 million as at July 31, 2012 ($5,139 million as at October 31, 2011). No amount was included in our Consolidated Balance Sheet as at July 31, 2012 and October 31, 2011 related to these indemnifications.

Note 6: Securitization

Periodically, we securitize loans to obtain alternate sources of funding. Securitization involves selling loans to trusts

(“securitization vehicles”), which buy the loans and then issue either interest bearing or discounted investor certificates.

The following table shows the carrying amounts related to securitization activities with third parties that are recorded on our Consolidated Balance Sheet, together with the associated liabilities, for each category of asset on the balance sheet:

(Canadian $ in millions)		July 31, 2012	(1)(2)		October 31, 2011
	Carrying amount of assets	Associated liabilities		Carrying amount of assets	Associated liabilities
Available-for-sale securities	1,150			874
Residential mortgages	10,491			11,758
	11,641			12,632
Other Related Assets	8,084			8,004
Total	19,725	19,684		20,636	20,462
(1)	The fair value of the securitized assets is $19,943 million and the fair value of the associated liabilities is $20,190 million, for a net position of $(247) million. Securitized assets are those which the bank has transferred to third parties and include other related assets.
(2)	During the three and nine months ended July 31, 2012, we sold $998 million and $3,337 million of loans to third-party securitization programs ($1,003 million and $3,156 million for the three and nine months ended July 31, 2011).

The other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the above table.

Note 7: Special Purpose Entities

Total assets in our unconsolidated special purpose entities (“SPEs”) and our exposure to losses are summarized in the following table:

(Canadian $ in millions)	July 31, 2012					October 31, 2011
	Exposure to loss				Total assets	Exposure to loss				Total assets
	Undrawn facilities(1)	Securities held	Derivative assets	Total		Undrawn facilities(1)	Securities held	Derivative assets	Total
Unconsolidated SPEs
Canadian customer securitization vehicles (2)	3,760	257	-	4,017	3,394	3,012	343	2	3,357	2,450
Structured finance vehicles (3)	na	9,663	-	9,663	23,679	na	7,331	-	7,331	19,117
Total	3,760	9,920	-	13,680	27,073	3,012	7,674	2	10,688	21,567

(1)	These facilities are backstop liquidity facilities provided to our Canadian customer securitization vehicles. None of the backstop liquidity facilities provided to our Canadian customer securitization vehicles related to credit support as at July 31, 2012 and October 31, 2011. No amounts have been drawn as at July 31, 2012 and October 31, 2011.
(2)	Securities held in our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities and available-for-sale securities. Assets held by all these vehicles relate to assets in Canada.

(3)	We enter into derivative contracts with third-party investment funds to provide their investors with specified exposures. We hedge our risk to these derivative exposures by investing in the investment funds.

na - not applicable

BMO Financial Group Third Quarter Report 2012 • 43

Total assets in our consolidated SPEs and our exposure to losses are summarized in the following table:

(Canadian $ in millions)	July 31, 2012						October 31, 2011
	Exposure to loss					Total assets	Exposure to loss					Total assets

	Undrawn facilities	Drawn facilities and loans provided	Securities held	Derivative assets	Total(1)		Undrawn facilities	Drawn facilities and loans provided	Securities held	Derivative assets	Total(1)
Consolidated SPEs
Canadian customer securitization vehicles	11	-	559	-	570	584	20	-	89	-	109	89
U.S customer securitization vehicle	4,081	64	-	-	4,145	3,474	3,775	116	-	5	3,896	3,348
Bank securitization vehicles (2)	2,550	-	379	24	2,953	8,095	5,100	-	548	94	5,742	10,787
Credit protection vehicle – Apex (3)	1,030	-	1,376	201	2,607	2,225	1,030	-	1,208	601	2,839	2,219
Structured investment vehicles	50	1,842	-	-	1,892	1,902	91	2,940	-	19	3,050	2,940
Capital and funding trusts	2,907	11,762	842	99	15,610	15,001	2,459	8,596	1,162	94	12,311	12,520
Total	10,629	13,668	3,156	324	27,777	31,281	12,475	11,652	3,007	813	27,947	31,903

(1)	We consolidate the SPEs in the table and as a result, all intercompany balances and transactions between the bank and the consolidated SPEs are eliminated upon consolidation.
(2)	Included in other liabilities is $7,766 million of ABCP and term asset-backed securities funding our bank securitization vehicles ($10,292 million in 2011).
(3)	As at July 31, 2012 and October 31, 2011, we have hedged our exposure to our holdings of notes as well as the first $515 million of exposure under the senior funding facility.

Note 8: Acquisitions

We account for acquisitions of businesses using the acquisition method. The cost of an acquisition is measured at the fair value of the consideration, including contingent consideration. Acquisition-related costs are recognized as an expense in the period in which they are incurred. The acquired identifiable assets, liabilities and contingent consideration are measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred over the net of the amounts of identifiable assets acquired and liabilities assumed. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.

CTC Consulting, LLC. (“CTC”)

On June 11, 2012, we completed the acquisition of United States-based CTC Consulting, LLC. for cash consideration of $20 million subject to a post-closing adjustment based on equity. Acquisition costs of less than $1 million were expensed in non-interest expense, other expenses. The acquisition of CTC will help us to expand and enhance our manager research and advisory capabilities and investment offering to ultra-high-net-worth clients and select multi-family offices and wealth advisors. This will allow us to further strengthen and expand our presence in the United States. As part of the acquisition, we acquired a customer relationship intangible asset that is being amortized on an accelerated basis over 15 years. Goodwill related to this acquisition is not deductible for tax purposes. CTC is part of our Private Client Group reporting segment.

Marshall & Ilsley Corporation (“M&I”)

On July 5, 2011, we completed the acquisition of Milwaukee-based Marshall & Ilsley Corporation for consideration of approximately $4.1 billion (US $4.3 billion) paid in common shares, with fractional entitlements to our common shares paid in cash. Each common share of M&I was exchanged for 0.1257 of a common share, resulting in the issuance of approximately 67 million common shares. The value of our common shares was arrived at using the market price of the shares on the date of closing. In addition, immediately prior to the completion of the transaction, we purchased M&I’s Troubled Asset Relief Program preferred shares and warrants from the U.S. Treasury for $1.6 billion (US $1.7 billion). Acquisition costs of $86 million were expensed in non-interest expense, other expenses. The acquisition of M&I allows us to strengthen our competitive position in the U.S. Midwest markets. As part of this acquisition, we acquired a core deposit intangible asset that is being amortized on an accelerated basis over a period of 10 years, a customer relationship intangible asset which is being amortized on an accelerated basis over a period of 15 years, a credit card portfolio intangible asset which is being amortized on an accelerated basis over a period of 15 years, and a trade name intangible asset which is being amortized on an accelerated basis over a period of five years. Goodwill related to this acquisition is not deductible for tax purposes. M&I is part of our Personal and Commercial Banking U.S., Private Client Group, BMO Capital Markets and Corporate Services reporting segments. Goodwill was allocated to these segments except for Corporate Services.

Lloyd George Management (“LGM”)

On April 28, 2011, we completed the acquisition of all outstanding voting shares of Hong Kong-based Lloyd George Management, for cash consideration of $82 million subject to a post-closing adjustment based on working capital, plus contingent consideration based on meeting certain revenue thresholds over three years. We included contingent consideration of approximately $13 million in the purchase price that is expected to be paid in future years related to this acquisition. During the year ended October 31, 2011, we increased the purchase price by $15 million to $110 million based on a revaluation of net assets acquired and finalization of working capital adjustments. During the quarter ended July 31, 2012, we decreased our estimate of the contingent consideration to $5 million, resulting in a gain of $3 million ($8 million as at October 31, 2011, resulting in a gain of $5 million). Acquisition costs of $5 million were expensed in non-interest expense, other

44 • BMO Financial Group Third Quarter Report 2012

expenses. The acquisition of LGM allows us to expand our investment management capabilities in Asia and emerging markets to meet clients’ growing demand for global investment strategies. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on a straight-line basis over a period of 15 years. Goodwill related to this acquisition is not deductible for tax purposes. LGM is part of our Private Client Group reporting segment.

The following acquisitions will close in subsequent quarters:

COFCO Trust Co.

On August 1, 2012, we acquired a 19.99% interest in COFCO Trust Co., a subsidiary of COFCO Group, one of China’s largest state-owned enterprises with operations across a variety of sectors, including agriculture and financial services.

The investment provides an important opportunity for us to expand our offering to high net worth and institutional clients in China. COFCO Trust Co. will be part of our Private Client Group reporting segment.

Asian Wealth Management Business

On April 24, 2012, the bank reached a definitive agreement to acquire an Asian-based wealth management business. Based in Hong Kong and Singapore, the business provides private banking services to high net worth individuals in the Asia-Pacific region. This acquisition provides an important opportunity for us to expand our offering to high net worth individuals in the Asia Pacific region. The deal is subject to regulatory approval. This Asian Wealth Management Business will be part of our Private Client Group reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)	2012		2011

	CTC	LGM	M&I
Cash resources (1)	2	11	2,839
Securities	-	3	5,980
Loans	-	-	29,046
Premises and equipment	1	-	431
Goodwill	6	70	1,958
Intangible assets	11	31	649
Deferred tax assets	-	-	2,160
Other assets	2	21	2,265
Total assets	22	136	45,328
Deposits	-	-	33,800
Other liabilities	2	26	7,417
Total liabilities	2	26	41,217
Purchase price	20	110	4,111

The allocation of the purchase price for CTC is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

(1)  Cash resources, acquired through the M&I acquisition include cash and cash equivalents and interest bearing deposits.

Note 9: Goodwill

When we complete an acquisition, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets and the liabilities assumed. Any excess of the consideration transferred over the fair value of those net assets is considered to be goodwill. Goodwill is not amortized.

    There were no write-downs of goodwill due to impairment during the three and nine months ended July 31, 2012 and the year ended October 31, 2011.

A continuity of our goodwill by cash generating unit for the year ended October 31, 2011 and the nine months ended July 31, 2012 is as follows:

(Canadian $ in millions)	Personal and Commercial Banking												Private Client Group	BMO Capital Markets		Total
	P&C Canada		P&C U.S.		Total	Client Investing		Investment Products		Private Banking		Insurance	Total
Goodwill as at November 1, 2010	123		1,020		1,143	68		216		77		2	363	113		1,619
Acquisitions during the period	-		1,478		1,478	-		157		257		-	414	76		1,968
Other (1)	(1)		47		46	-		4		10		-	14	2		62
Goodwill as at October 31, 2011	122		2,545		2,667	68		377		344		2	791	191		3,649
Acquisitions during the period	-		-		-	-		-		6		-	6	-		6
Other (1)	-		61		61	-		4		9		-	13	3		77
Goodwill as at July 31, 2012	122	(2)	2,606	(3)	2,728	68	(4)	381	(5)	359	(6)	2	810	194	(7)	3,732
(1)	Other changes in goodwill included the effects of translating goodwill denominated in foreign currencies into Canadian dollars and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to Moneris Solutions Corporate, bcpbank Canada and Diners Club.
(3)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust Savings Bank, First National Bank & Trust, Ozaukee Bank, Merchants and Manufacturers Bancorporation, Inc., AMCORE and M&I.
(4)	Relates to BMO Nesbitt Burns Corporation Limited.
(5)	Relates to Guardian Group of Funds Ltd., Pyrford International plc, Integra GRS, LGM and M&I.
(6)	Relates primarily to Harris myCFO, Inc. and Stoker Ostler Wealth Advisors, Inc. M&I and CTC.
(7)	Relates to Gerard Klauer Mattison Co., Inc., BMO Nesbitt Burns Corporation Limited, Griffin, Kubik, Stephens & Thompson, Inc., Paloma Securities LLC and M&I.

BMO Financial Group Third Quarter Report 2012 • 45

Note 10: Deposits

	Payable on demand				Payable after notice		Payable on a fixed date		Total
(Canadian $ in millions)	Interest bearing		Non-interest bearing
	July 31, 2012	October 31, 2011	July 31, 2012	October 31, 2011	July 31, 2012	October 31, 2011	July 31, 2012	October 31, 2011	July 31, 2012	October 31, 2011
Deposits by:
Banks	735	747	612	541	3,101	2,423	18,866	17,166	23,314	20,877
Businesses and governments (1)	15,700	11,839	20,313	18,769	39,400	37,953	108,285	90,648	183,698	159,209
Individuals	4,991	7,170	10,242	9,438	63,391	59,313	43,332	46,366	121,956	122,287
Total (2) (3)	21,426	19,756	31,167	28,748	105,892	99,689	170,483	154,180	328,968	302,373
Booked In
Canada	19,730	18,845	23,678	21,059	57,456	51,340	95,375	96,434	196,239	187,678
United States	1,406	496	7,375	7,562	47,694	47,767	60,198	43,881	116,673	99,706
Other Countries	290	415	114	127	742	582	14,910	13,865	16,056	14,989
Total	21,426	19,756	31,167	28,748	105,892	99,689	170,483	154,180	328,968	302,373

(1)	Included in business and government deposits payable on a fixed date are Covered Bond issuances of €1 billion maturing in January 2013, US$2 billion maturing in October 2014, US$2 billion maturing in June 2015, US$1.5 billion maturing in January 2016 and US$2 billion maturing in January 2017 and which pay interest of 4.25%, 1.30%, 2.85%, 2.63% and 1.95%, respectively (October 31, 2011 – €1 billion maturing in January 2013, US$2 billion maturing in October 2014, US$2 billion maturing in June 2015 and US$1.5 billion maturing
in January 2016 and which pay interest of 4.25%, 1.30%, 2.85% and 2.63% respectively).
(2)	Includes structured notes designated under the fair value option.
(3)	As at July 31, 2012 and October 31, 2011, total deposits payable on a fixed date included $20,737 million and $18,190 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities.

During the quarter ended July 31, 2012 and 2011, we did not issue any Covered Bonds.

During the quarter ended January 31, 2012, we issued US$2.0 billion Covered Bond-Series 5. This deposit pays interest of 1.95% and matures on January 30, 2017.

During the quarter ended January 31, 2011, we issued US$1.5 billion Covered Bond-Series 3. This deposit pays interest of 2.63% and matures on January 25, 2016.

Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.

Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.

Deposits payable on a fixed date are comprised of:

•

Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.

•

Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at July 31, 2012, we had borrowed $803 million of federal funds ($831 million as at October 31, 2011).

•	Commercial paper, which totalled $4,701 million as at July 31, 2012 ($3,804 million as at October 31, 2011).

•	Covered bonds, which totalled $9,104 million as at July 31, 2012 ($7,087 million as at October 31, 2011).

The following table presents the maturity schedule for our deposits payable on a fixed date:

(Canadian $ in millions)	Payable on a fixed date (2)
	July 31, 2012	October 31, 2011
Within 1 year	129,195	106,655
1 to 2 years	9,077	15,944
2 to 3 years	13,210	10,107
3 to 4 years	5,847	7,078
4 to 5 years	9,099	8,644
Over 5 years (1)	4,055	5,752
Total (1)	170,483	154,180
(1)	Includes structured notes designated under the fair value option.
(2)	Includes $143,850 million of deposits, each greater than one hundred thousand dollars, of which $75,678 million were booked in Canada, $53,260 million were booked in the United States and $14,912 million were booked in other countries ($125,083 million, $75,712 million, $35,505 million and $13,866 million, respectively, in 2011). Of the $75,678 million of deposits booked in Canada, $32,673 million mature in less than three months, $5,639 million mature in three to six months, $9,110 million mature in six to 12 months and $28,256 million mature after 12 months ($75,712 million, $33,582 million, $1,846 million, $6,154 million and $34,130 million, respectively, in 2011). We have liquid assets of $169,806 million to support these and other deposit liabilities ($147,771 million in 2011). A portion of these liquid assets have been pledged.

46 • BMO Financial Group Third Quarter Report 2012

Note 11: Subordinated Debt

During the quarter ended July 31, 2012, we redeemed all of our Series D Medium-Term Notes-Tranche 2 at a redemption amount equal to $1,000, representing an aggregate redemption of $1,200 million, plus unpaid accrued interest to, but excluding, the date fixed for redemption.

During the quarter ended April 30, 2011, we issued $1.5 billion of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series G Medium-Term Notes, First

Tranche, is due July 8, 2021. Interest on this issue is payable semi-annually at a fixed rate of 3.979% until July 8, 2016, and at a floating rate equal to the rate on three month Bankers’ Acceptances plus 1.09%, paid quarterly, thereafter to maturity. This issue is redeemable at our option with the prior approval of the Office of Superintendent of Financial Institutions of Canada (“OSFI”) at par commencing July 8, 2016.

Note 12: Capital Trust Securities

During the quarter ended July 31, 2012 and 2011, we did not issue or redeem any Capital Trust Securities.

During the quarter ended January 31, 2012, we redeemed all of our BMO Capital Trust securities – Series C (“BMO BOaTs – Series C”) at a redemption amount equal to $1,000 for an aggregate redemption of $400 million, plus unpaid distributions.

During the quarter ended January 31, 2011, we redeemed all of our BMO Capital Trust Securities – Series B (“BMO BOaTs – Series B”) at a redemption amount equal to $1,000, for an aggregate redemption of $400 million, plus unpaid distributions.

Note 13: Share Capital

During the quarter ended July 31, 2012 and 2011, we did not issue or redeem any preferred shares.

During the quarter ended April 30, 2012, we redeemed all of our U.S dollar denominated Non-Cumulative Perpetual Class B Preferred Shares Series 10, at a price of US$25.00 per share plus all declared and unpaid dividends up to but excluding the date fixed for redemption. We recognized a gain of $96 million in contributed surplus related to foreign exchange upon redemption.

During the quarter ended July 31, 2011, we issued 66,519,673 common shares to M&I shareholders as consideration for the acquisition of M&I.

During the quarter ended April 30, 2011, we issued 11,600,000 3.9% Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 25, at a price of $25.00 per share, representing an aggregate issue price of $290 million.

We did not repurchase any shares under our previous normal course issuer bid, which expired on December 15, 2011.

Share Capital Outstanding (1)

(Canadian $ in millions, except as noted)	July 31, 2012		October 31, 2011
	Number of shares	Amount	Number of shares	Amount	Convertible into…
Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	200	8,000,000	200	-
Class B – Series 10 (2)	-	-	12,000,000	396	common shares (3)
Class B – Series 13	14,000,000	350	14,000,000	350	-
Class B – Series 14	10,000,000	250	10,000,000	250	-
Class B – Series 15	10,000,000	250	10,000,000	250	-
Class B – Series 16	12,000,000	300	12,000,000	300	preferred shares – class B – series 17 (4)
Class B – Series 18	6,000,000	150	6,000,000	150	preferred shares – class B – series 19 (4)
Class B – Series 21	11,000,000	275	11,000,000	275	preferred shares – class B – series 22 (4)
Class B – Series 23	16,000,000	400	16,000,000	400	preferred shares – class B – series 24 (4)
Class B – Series 25	11,600,000	290	11,600,000	290	preferred shares – class B – series 26 (4)
		2,465		2,861

Common Shares	646,938,251	11,748	638,999,563	11,332
Share Capital		14,213		14,193

(1)	For additional information refer to Notes 20 and 22 to our consolidated financial statements for the year ended October 31, 2011 on pages 154 to 158 of our 2011 Annual Report.
(2)	Face value is US$300 million.
(3)	The number of shares issuable on conversion is not determinable until the date of conversion.
(4)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(5)	The stock options issued under the stock option plan are convertible into 16,936,838 common shares as at July 31, 2012 (16,989,499 common shares as at October 31, 2011).

BMO Financial Group Third Quarter Report 2012 • 47

Note 14: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

We have met OSFI’s stated minimum capital ratios requirement as at July 31, 2012. Our capital position as at July 31, 2012 is detailed in the Capital Management section on page 16 of Management’s Discussion and Analysis of the Third Quarter Report to Shareholders.

Note 15: Employee Compensation

Stock Options

During the nine months ended July 31, 2012, we granted a total of 2,526,345 stock options (5,475,545 stock options during the nine months ended July 31, 2011). The weighted-average fair value of options granted during the nine months ended July 31, 2012 was $5.54 per option ($3.87 per option for the nine months ended July 31, 2011, of which, the weighted fair value of options granted as part of M&I acquisition was $2.22, for a total of 3,676,632 stock options).

To determine the fair value of the stock option tranches

(i.e. the 25% portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the nine months ended	July 31, 2012	July 31, 2011
Expected dividend yield	6.8%-7.2%	5.5%-6.4%
Expected share price volatility	21.3%-22.3%	18.7%-22.8%
Risk-free rate of return	1.5%-1.8%	1.3%-3.0%
Expected period until exercise (in years)	5.5-7.0	4.6-7.0

Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011
Benefits earned by employees	50	41	5	5
Interest cost on accrued benefit liability	67	63	13	14
Actuarial loss recognized in expense	-	-	-	-
Plan amendment costs recognized in expense	-	25	-	(1)
Expected return on plan assets	(79)	(81)	(2)	(1)
Benefits expense	38	48	16	17
Canada and Quebec pension plan expense	16	15	-	-
Defined contribution expense	2	2	-	-
Total pension and other employee future benefit expenses	56	65	16	17

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the nine months ended	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011
Benefits earned by employees	142	118	14	16
Interest cost on accrued benefit liability	199	189	39	40
Actuarial loss recognized in expense	1	-	-	-
Plan amendment costs recognized in expense	-	25	(2)	(3)
Expected return on plan assets	(236)	(243)	(4)	(3)
Benefits expense	106	89	47	50
Canada and Quebec pension plan expense	56	53	-	-
Defined contribution expense	7	7	-	-
Total pension and other employee future benefit expenses	169	149	47	50

48 • BMO Financial Group Third Quarter Report 2012

Note 16: Earnings Per Share

The following tables present the bank’s basic and diluted earnings per share:

Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011
Net income attributable to Bank shareholders	951	690	3,051	2,292
Dividends on preferred share	(32)	(39)	(103)	(109)
Net income available to common shareholders	919	651	2,948	2,183
Average number of common shares outstanding (in thousands)	645,715	589,999	642,748	575,548
Basic earnings per share (Canadian $)	1.42	1.10	4.59	3.80

Diluted earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011
Net income available to common shareholders adjusted for dilution effect	919	660	2,957	2,213
Average number of common shares outstanding (in thousands)	645,715	589,999	642,748	575,548
Convertible shares	75	11,602	4,054	13,943
Stock options potentially exercisable (1)	5,161	8,172	6,781	8,871
Common shares potentially repurchased	(4,111)	(6,087)	(5,550)	(6,563)
Average diluted number of common shares outstanding (in thousands)	646,840	603,686	648,033	591,799
Diluted earnings per share (Canadian $)	1.42	1.09	4.56	3.74
(1)	In computing diluted earnings per share we excluded average stock options outstanding of 9,143,126 and 6,328,013 with a weighted-average exercise price of $107.49 and $132.92, respectively, for the three and nine months ended July 31, 2012 (2,291,209 and 2,365,484 with a weighted-average exercise price of $139.93 and $102.30, respectively, for the three and nine months ended July 31, 2011) as the average share price for the period did not exceed the exercise price.

Basic Earnings per Share

Our basic earnings per share is calculated by dividing our net income, after deducting total preferred shares dividends by the daily average number of fully paid common shares outstanding throughout the period.

Diluted Earnings per Share

Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that had the impact of reducing our earnings per share had been converted either at the beginning of the period for instruments that were outstanding at the beginning of the period or from the date of issue for instruments issued during the period.

Convertible Shares

In determining diluted earnings per share, we increase net income available to common shareholders by dividends paid on convertible preferred shares and interest on capital trust securities as these distributions would not have been paid if the instruments had been converted at the beginning of the period. Similarly, we increase the average number of common shares outstanding by the number of shares that would have been issued had the conversion taken place at the beginning of the period.

Employee Stock Options

In determining diluted earnings per share, we increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the period had been exercised. When performance targets have not been met, affected options are excluded from the calculation. We also decrease the average number of common shares outstanding by the number of our common shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period. We do not adjust for stock options with a strike price above the average share price for the period because including them would increase our earnings per share, not dilute it.

BMO Financial Group Third Quarter Report 2012 • 49

Note 17: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.

Personal and Commercial Banking

Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.

Personal and Commercial Banking Canada

Personal and Commercial Banking Canada (“P&C Canada”) offers a broad range of products and services to personal and business customers, including solutions for everyday banking, financing, investing, credit cards and creditor insurance, as well as a broad suite of commercial and financial advisory services, through an integrated network of branches, telephone banking, online and mobile banking and automated banking machines as well as expertise from mortgage specialists, financial planners and small business bankers. Effective in the first quarter of 2012, Private Client Group and P&C Canada have entered into a revised agreement sharing the financial results related to retail Mutual Fund sales. Prior periods have been restated.

Personal and Commercial Banking U.S.

Personal and Commercial Banking U.S. (“P&C U.S.”) offers a broad range of products and services to personal and business clients in select U.S. Midwest markets, Arizona and Florida through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.

Private Client Group

Private Client Group (“PCG”), our group of wealth management businesses, serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional markets, with a broad offering of wealth management products and solutions including insurance products. PCG operates in both Canada and the United States, as well as in Asia and Europe. Effective in the first quarter of 2012, PCG and P&C Canada have entered into a revised agreement sharing the financial results related to retail Mutual Fund sales. Prior periods have been restated.

BMO Capital Markets

BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, these clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. BMO CM offers clients financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.

Corporate Services

Corporate Services includes the corporate units that provide enterprise-wide expertise and governance support in areas such as Technology and Operations (“T&O”), strategic planning, legal and compliance, finance, internal audit, risk management, corporate communications, economics, corporate marketing and human resources. Operating results include revenues and expenses associated with certain securitization and asset-liability management activities, the elimination of taxable equivalent adjustments, the impact of our expected loss provisioning methodology, the results from certain impaired loan portfolios, the impact of certain fair value adjustments, and integration and restructuring costs relating to the M&I acquisition.

T&O manages, maintains and provides governance over our information technology, operations services, real estate and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.

Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups and only minor amounts are retained. As such, results for Corporate Services largely reflect the activities outlined above.

Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.

Operating results for the structured credit vehicles are included within Corporate Services for reporting purposes from November 1, 2010 onwards. Previously they were recorded in BMO Capital Markets.

Basis of Presentation

The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in our interim consolidated financial statements for the quarter ended April 30, 2012. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provisions for credit losses, as described below.

Taxable Equivalent Basis

We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases revenues and the provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.

50 • BMO Financial Group Third Quarter Report 2012

Provisions for Credit Losses

Provisions for credit losses are generally allocated to each group based on expected losses for that group. Differences between expected loss provisions and provisions required under IFRS are included in Corporate Services.

Acquisition of Marshall & Ilsley Corporation

Commencing on July 5, 2011, our P&C U.S., PCG, BMO CM and Corporate Services segments include a portion of M&I’s acquired business. Within Corporate Services we have included the fair value adjustments for credit losses on the M&I loan portfolio and the valuation of loans and deposits at current market rates. Upon acquisition, Corporate Services also included approximately $1.5 billion of certain M&I stressed real estate – secured assets, comprised primarily of commercial real estate loans. Corporate Services results will include any changes in our estimate of credit losses as well as adjustments to net interest income. The operating groups’ results will reflect the provision for credit losses on an expected loss basis and net interest income based on the contractual rates for loans and deposits.

Impaired Real Estate-Secured Loans

During the quarter ended July 31, 2011, approximately $1 billion of impaired real estate-secured loans comprised primarily of commercial real estate loans were transferred to Corporate Services from P&C U.S. to allow our businesses to focus on ongoing customer relationships and leverage our risk management expertise in our special assets management unit.

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

Geographic Information

We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocated our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

BMO Financial Group Third Quarter Report 2012 • 51

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended July 31, 2012 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total
Net interest income	1,087	612	132	317	77	2,225
Non-interest revenue	469	139	546	489	10	1,653
Total Revenue	1,556	751	678	806	87	3,878
Provision for credit losses	143	85	4	25	(20)	237
Amortization	37	48	17	11	63	176
Non-interest expense	758	429	527	469	125	2,308
Income before taxes and non-controlling interest in subsidiaries	618	189	130	301	(81)	1,157
Income taxes	165	60	21	69	(128)	187
Non-controlling interest in subsidiaries	-	-	-	-	19	19
Net Income	453	129	109	232	28	951
Average Assets	163,706	61,987	20,660	259,055	48,814	554,222
Goodwill (As At)	122	2,606	810	194	-	3,732

For the three months ended July 31, 2011 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total
Net interest income	1,095	397	114	317	(120)	1,803
Non-interest revenue	447	88	508	505	(31)	1,517
Total Revenue	1,542	485	622	822	(151)	3,320
Provision for credit losses	137	52	3	29	9	230
Amortization	35	27	10	7	52	131
Non-interest expense	750	267	478	448	147	2,090
Income before taxes and non-controlling interest in subsidiaries	620	139	131	338	(359)	869
Income taxes	177	49	27	68	(160)	161
Non-controlling interest in subsidiaries	-	-	-	-	18	18
Net Income	443	90	104	270	(217)	690
Average Assets	154,514	38,953	17,799	215,223	40,494	466,983
Goodwill (As At)	121	2,384	754	183	-	3,442

(Canadian $ in millions)
For the nine months ended July 31, 2012 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total
Net interest income	3,259	1,842	424	912	226	6,663
Non-interest revenue	1,376	422	1,692	1,455	346	5,291
Total Revenue	4,635	2,264	2,116	2,367	572	11,954
Provision for credit losses	422	254	11	73	(187)	573
Amortization	114	141	49	30	186	520
Non-interest expense	2,270	1,298	1,605	1,404	440	7,017
Income before taxes and non-controlling interest in subsidiaries	1,829	571	451	860	133	3,844
Income taxes	484	184	92	205	(228)	737
Non-controlling interest in subsidiaries	-	-	-	-	56	56
Net Income	1,345	387	359	655	305	3,051
Average Assets	160,158	61,782	20,053	252,049	49,531	543,573
Goodwill (As At)	122	2,606	810	194	-	3,732

For the nine months ended July 31, 2011 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total
Net interest income	3,263	974	333	956	(314)	5,212
Non-interest revenue	1,347	211	1,546	1,650	155	4,909
Total Revenue	4,610	1,185	1,879	2,606	(159)	10,121
Provision for credit losses	409	123	7	89	222	850
Amortization	105	64	27	21	151	368
Non-interest expense	2,235	694	1,395	1,389	228	5,941
Income before taxes and non-controlling interest in subsidiaries	1,861	304	450	1,107	(760)	2,962
Income taxes	527	107	111	348	(477)	616
Non-controlling interest in subsidiaries	-	-	-	-	54	54
Net Income	1,334	197	339	759	(337)	2,292
Average Assets	152,817	32,529	16,825	208,229	39,383	449,783
Goodwill (As At)	121	2,384	754	183	-	3,442
(1)	Corporate Services includes Technology and Operations.
(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

52 • BMO Financial Group Third Quarter Report 2012

Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions)
For the three months ended July 31, 2012	Canada	United States	Other Countries	Total
Net interest income	1,351	856	18	2,225
Non-interest revenue	1,073	497	83	1,653
Total Revenue	2,424	1,353	101	3,878
Provision for credit losses	104	135	(2)	237
Amortization	102	72	2	176
Non-interest expense	1,356	888	64	2,308
Income before taxes and non-controlling interest in subsidiaries	862	258	37	1,157
Income taxes	142	54	(9)	187
Non-controlling interest in subsidiaries	14	5	-	19
Net Income	706	199	46	951
Average Assets	338,213	195,293	20,716	554,222
Goodwill (As At)	447	3,192	93	3,732

For the three months ended July 31, 2011	Canada	United States	Other Countries	Total
Net interest income	1,377	422	4	1,803
Non-interest revenue	1,141	329	47	1,517
Total Revenue	2,518	751	51	3,320
Provision for credit losses	133	93	4	230
Amortization	90	40	1	131
Non-interest expense	1,372	676	42	2,090
Income before taxes and non-controlling interest in subsidiaries	923	(58)	4	869
Income taxes	193	(36)	4	161
Non-controlling interest in subsidiaries	13	5	-	18
Net Income	717	(27)	-	690
Average Assets	302,766	143,537	20,680	466,983
Goodwill (As At)	439	2,915	88	3,442

For the nine months ended July 31, 2012	Canada	United States	Other Countries	Total
Net interest income	4,003	2,617	43	6,663
Non-interest revenue	3,530	1,413	348	5,291
Total Revenue	7,533	4,030	391	11,954
Provision for credit losses	456	119	(2)	573
Amortization	299	216	5	520
Non-interest expense	4,199	2,656	162	7,017
Income before taxes and non-controlling interest in subsidiaries	2,579	1,039	226	3,844
Income taxes	459	284	(6)	737
Non-controlling interest in subsidiaries	41	15	-	56
Net Income	2,079	740	232	3,051
Average Assets	329,897	193,183	20,493	543,573
Goodwill (As At)	447	3,192	93	3,732

For the nine months ended July 31, 2011	Canada	United States	Other Countries	Total
Net interest income	4,062	1,151	(1)	5,212
Non-interest revenue	3,669	966	274	4,909
Total Revenue	7,731	2,117	273	10,121
Provision for credit losses	496	331	23	850
Amortization	268	97	3	368
Non-interest expense	4,112	1,683	146	5,941
Income before taxes and non-controlling interest in subsidiaries	2,855	6	101	2,962
Income taxes	624	(19)	11	616
Non-controlling interest in subsidiaries	40	14	-	54
Net Income	2,191	11	90	2,292
Average Assets	298,827	129,701	21,255	449,783
Goodwill (As At)	439	2,915	88	3,442

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

BMO Financial Group Third Quarter Report 2012 • 53

Note 18: Financial Instruments

Book Value and Fair Value of Financial Instruments

Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values. Refer to the notes to our interim consolidated financial statements for the quarter ended April 30, 2012 on pages 42, 43 and 65 for further discussion on the determination of fair value.

(Canadian $ in millions)			July 31, 2012			October 31, 2011
	Book value	Fair value	Fair value over (under) book value	Book value	Fair value	Fair value over (under) book value
Assets
Cash and cash equivalents	33,592	33,592	-	19,676	19,676	-
Interest bearing deposits with banks	5,995	5,995	-	5,980	5,980	-
Securities	130,219	130,365	146	122,115	122,263	148
Securities borrowed or purchased under resale agreements	45,535	45,535	-	37,970	37,970	-
Loans
Residential mortgages	85,595	86,559	964	81,075	82,337	1,262
Consumer instalment and other personal	60,792	60,351	(441)	59,445	58,682	(763)
Credit cards	7,837	7,837	-	8,038	8,038	-
Business and governments	92,870	92,092	(778)	84,883	83,951	(932)
	247,094	246,839	(255)	233,441	233,008	(433)
Customers’ liability under acceptances	8,013	7,984	(29)	7,227	7,180	(47)
Allowance for credit losses	(1,755)	(1,755)	-	(1,783)	(1,783)	-
Total loans and customers’ liability under acceptances, net of allowance for credit losses	253,352	253,068	(284)	238,885	238,405	(480)
Derivative instruments	52,263	52,263	-	55,113	55,113	-
Premises and equipment	2,059	2,059	-	2,061	2,061	-
Goodwill	3,732	3,732	-	3,649	3,649	-
Intangible assets	1,572	1,572	-	1,562	1,562	-
Current tax assets	1,141	1,141	-	1,319	1,319	-
Deferred tax assets	3,000	3,000	-	3,355	3,355	-
Other assets	9,788	9,788	-	8,890	8,950	60
	542,248	542,110	(138)	500,575	500,303	(272)
Liabilities
Deposits	328,968	329,227	259	302,373	302,617	244
Derivative instruments	53,132	53,132	-	50,934	50,934	-
Acceptances	8,013	8,013	-	7,227	7,227	-
Securities sold but not yet purchased	22,523	22,523	-	20,207	20,207	-
Securities lent or sold under repurchase agreements	47,145	47,145	-	32,078	32,078	-
Current tax liabilities	294	294	-	591	591	-
Deferred tax liabilities	191	191	-	314	314	-
Other liabilities	48,029	48,639	610	52,846	53,673	827
Subordinated debt	4,107	4,290	183	5,348	5,507	159
Capital trust securities	450	625	175	821	982	161
Equity	29,396	29,396	-	27,836	27,836	-
	542,248	543,475	1,227	500,575	501,966	1,391
Total fair value adjustment			(1,365)			(1,663)

Financial Instruments Designated at Fair Value

A portion of our structured note liabilities has been designated at fair value through profit or loss and are accounted for at fair value, which aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was an increase in non-interest revenue, trading revenues of $4 million and $32 million, respectively, for the three and nine months ended July 31, 2012 (decrease of $76 million and $31 million, respectively, for the three and nine months ended July 31, 2011). This includes an increase of $24 million and a decrease of $7 million, respectively, for the three and nine months ended July 31, 2012 attributable to changes in our credit spread (increase of $6 million and decrease of $1 million, respectively, for the three and nine months ended July 31, 2011). We recognized offsetting amounts on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.

The change in fair value related to changes in our credit spread that has been recognized since they were designated at fair value through profit or loss to July 31, 2012 was an unrealized gain of $14 million. Starting in 2009, we hedged the exposure to changes in our credit spreads.

The fair value and amount due at contractual maturity of these structured notes as at July 31, 2012 were $4,463 million and $4,503 million, respectively ($4,301 million and $4,572 million, respectively, as at October 31, 2011). These structured notes are recorded in Other Liabilities in our Consolidated Balance Sheet.

We designate certain insurance investments at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at July 31, 2012 of $5,491 million ($4,965 million

54 • BMO Financial Group Third Quarter Report 2012

as at October 31, 2011) is recorded in Trading Securities in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was an increase of $119 million and $252 million in non-interest revenue, insurance income, respectively, for the three and nine months ended July 31, 2012 (increase of $107 million and $88 million in non-interest revenue, respectively, for the three and nine months ended July 31, 2011). Changes in the insurance liability balances are also recorded in non-interest revenue, insurance income.

We designate the obligation related to certain annuity contracts at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the annuity liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these annuity liabilities as at July 31, 2012 of $304 million ($214 million as at October 31, 2011) is recorded in Other Liabilities in our Consolidated Balance Sheet. The change in fair value of these annuity liabilities resulted in a decrease of $10 million and $21 million in non-interest revenue, insurance income, respectively, for the three and nine months ended July 31, 2012 (increase of $17 million and $25 million, respectively, for the three and nine months ended July 31, 2011). Changes in the fair value of investments backing these annuity liabilities are also recorded in non-interest revenue, insurance income.

We designate investments held by our credit protection vehicle and our structured investment vehicle at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at July 31, 2012 of $4,154 million ($5,266 million as at October 31, 2011) is recorded in Trading Securities in our Consolidated Balance Sheet. The impact of recording these at fair value through profit or loss was a decrease in non-interest revenue, trading revenues of $11 million and an increase of $53 million, respectively, for the three and nine months ended July 31, 2012 (decrease of $49 million and an increase of $62 million, respectively, for the three and nine months ended July 31, 2011). We recognized offsetting amounts on derivative contracts that are held to hedge changes in the fair value of these investments.

Note liabilities issued by our credit protection vehicle and our structured investment vehicle have been designated at fair value through profit or loss and are accounted for at fair value. This eliminates a measurement inconsistency that would otherwise arise from measuring the note liabilities and offsetting changes in the fair value of investments and derivatives on a different basis. The fair value of these note liabilities as at July 31, 2012 of $850 million ($784 million as at October 31, 2011) is recorded in Other Liabilities in our Consolidated Balance Sheet. The change in fair value of these note liabilities resulted in a decrease of $24 million and $132 million, respectively, in non-interest revenue, trading revenues for the three and nine months ended July 31, 2012 (decrease of $11 million and $161 million, respectively, for the three and nine months ended July 31, 2011).

We designate certain investments held in our merchant banking business at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at July 31, 2012 of $660 million ($577 million as at October 31, 2011) is recorded in Securities in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease in non-interest revenue, trading revenues of $14 million and $40 million, respectively, for the three and nine months ended July 31, 2012 (increase of $0.3 million and a decrease of $23 million, respectively, for the three and nine months ended July 31, 2011).

Fair Value Hierarchy

We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

BMO Financial Group Third Quarter Report 2012 • 55

(Canadian $ in millions)	July 31, 2012			October 31, 2011
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	12,260	901	-	14,012	21	-
Canadian provincial and municipal governments	3,114	2,430	-	5,896	129	-
U.S. federal government	7,669	-	-	5,875	-	-
U.S. states, municipalities and agencies	-	232	-	389	212	-
Other governments	543	-	-	1,149	-	-
Mortgage-backed securities and collateralized mortgage obligations	372	634	395	562	1,194	494
Corporate debt	6,964	5,462	1,319	8,065	4,003	1,485
Corporate equity	22,544	5,206	-	23,706	2,733	-
	53,466	14,865	1,714	59,654	8,292	1,979
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	21,108	-	-	19,896	-	-
Canadian provincial and municipal governments	2,840	297	-	1,189	296	-
U.S. federal government	8,705	-	-	4,670	-	-
U.S. states, municipalities and agencies	386	3,553	8	553	3,052	25
Other governments	5,818	823	-	7,704	825	-
Mortgage-backed securities and collateralized mortgage obligations	3,572	3,476	-	5,088	913	-
Corporate debt	4,567	2,806	43	5,634	97	62
Corporate equity	183	155	957	197	214	1,011
	47,179	11,110	1,008	44,931	5,397	1,098
Other Securities	144	-	516	84	-	493
Fair Value Liabilities
Securities sold but not yet purchased	22,523	-	-	20,207	-	-
Structured notes and other note liabilities	-	5,313	-	-	5,085	-
	22,523	5,313	-	20,207	5,085	-
Derivative Assets
Interest rate contracts	10	40,836	4	14	37,817	167
Foreign exchange contracts	53	9,173	-	31	10,422	-
Commodity contracts	1,386	117	-	1,473	138	-
Equity contracts	52	296	6	3,869	461	6
Credit default swaps	-	286	44	-	648	67
	1,501	50,708	54	5,387	49,486	240
Derivative Liabilities
Interest rate contracts	11	39,500	22	22	35,849	38
Foreign exchange contracts	20	9,028	3	23	9,884	-
Commodity contracts	1,739	307	-	1,520	320	-
Equity contracts	73	2,097	38	141	2,192	65
Credit default swaps	-	292	2	-	878	2
	1,843	51,224	65	1,706	49,123	105

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted market prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where the significant market inputs are unobservable due to inactive or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or based on broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

Sensitivity analysis at July 31, 2012 for the most significant Level 3 instruments, that is securities which represent greater than 10% of Level 3 instruments, is provided below where applicable.

Within Level 3 trading securities are mortgage-backed securities and collateralized mortgage obligations of $395 million. The fair value of these securities is determined using

56 • BMO Financial Group Third Quarter Report 2012

benchmarking to similar instruments and by obtaining independent prices provided by third-party vendors, broker quotes and relevant market indices, as applicable. Where external price data is not available, we assess the collateral performance in assessing the fair value of the securities. The impact of assuming a 10 basis point increase or decrease in market spread would result in a change in fair value of $(2) million and $2 million respectively.

Within Level 3 trading securities is corporate debt of $1,200 million that relates to securities that are hedged with total return swaps and credit default swaps that are also considered a Level 3 instrument. The sensitivity analysis for the structured product is performed on an aggregate basis and is described as part of the discussion on derivatives below.

Within Level 3 available-for-sale securities is corporate equity of $659 million that relates to United States Federal Reserve Banks and United States Federal Home Loan Banks that we hold to meet regulatory requirements in the United States and $298 million that relates to private equity investments. The valuation of these investments requires management judgement due to the absence of quoted market prices, the potential lack of liquidity and the long-term nature of such assets. Each quarter, the valuation of these investments is reviewed using relevant company-specific and industry data including historical and projected net income, credit and liquidity conditions and recent transactions, if any. Since the valuation of these investments does not use models, a sensitivity analysis on the category is not performed.

Within derivative assets and derivative liabilities as at July 31, 2012 was $48 million and $24 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. We have determined the valuation of these derivatives and the related securities based on external price data obtained from brokers and dealers for similar structured products. Where external price information is not available, we use market-standard models to model the specific collateral composition and cash flow structure of the deal. Key inputs to the model are market spread data for each credit rating, collateral type and other relevant contractual features. The impact of assuming a 10 basis point increase or decrease in the market spread would result in a change in fair value of $(4) million and $4 million, respectively.

Significant Transfers

Transfers are made between the various fair value hierarchy levels due to changes in the availability of quoted market prices or observable market inputs due to changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the three and nine months ended July 31, 2012.

During the three months ended July 31, 2012, $15 million of trading mortgage-backed securities were transferred from Level 2 to Level 3 as a result of fewer available prices for these securities from third-party vendors during the quarter. In addition, $14 million of trading mortgage-backed securities were transferred from Level 3 to Level 2 as a result of increased market prices from third-party vendors during the quarter.

During the three and nine months ended July 31, 2012, $12 million of trading corporate debt securities were transferred from Level 3 to Level 2 as values for these securities are now obtained through third-party vendors and are based upon market prices. In addition, $9 million of derivative liabilities were transferred from Level 3 to Level 2 as market information became available for certain over-the-counter equity contracts.

During the nine months ended July 31, 2012, $24 million of available-for-sale corporate debt securities and $14 million of trading mortgage-backed securities were transferred from Level 3 to Level 2 as values for these securities are now obtained through a third-party vendor and are based on market prices. In addition, $105 million of trading mortgage-backed securities and $18 million of trading corporate debt securities were transferred from Level 2 to Level 3 as a result of fewer available prices for these securities during the period.

During the year ended October 31, 2011, available-for-sale securities purchased as part of the M&I acquisition that are classified as Level 3 totalled $326 million of which $124 million were sold during the year ended October 31, 2011. In addition, to meet regulatory requirements after the acquisition of M&I we purchased $430 million of additional stock in Federal Reserve Banks and Federal Home Loan Banks.

During the year ended October 31, 2011, $139 million of trading corporate debt securities were transferred from Level 3 to Level 2 as values for these securities are now obtained through a third-party vendor and are based on market prices.

During the year ended October 31, 2011, $207 million and $20 million of mortgage-backed securities and collateralized mortgage obligations were transferred from Level 3 to Level 2 within trading securities and available-for-sale securities, respectively, as values for these securities are now obtained through a third-party vendor and are based on a larger volume of market prices.

During the year ended October 31, 2011, derivative assets of $84 million and derivative liabilities of $13 million were transferred from Level 3 to Level 2 as market information became available for certain over-the-counter equity contracts.

Changes in Level 3 Fair Value Measurements

The table on the following page presents a reconciliation of all changes in Level 3 financial instruments during the three and nine months ended July 31, 2012, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

BMO Financial Group Third Quarter Report 2012 • 57

(Canadian $ in millions)
		Change in Fair Value
For the three months ended July 31, 2012	Balance April 30, 2012	Included in earnings	Included in other comprehensive income	Purchases	Sales	Maturities (1)	Transfers in/(out) of Level 3	Fair Value as at July 31, 2012	Unrealized Gains (losses) (2)
Trading Securities
Mortgage-backed securities and collateralized mortgage obligations	431	7	-	-	(19)	(25)	1	395	7
Corporate debt	1,306	14	-	15	(4)	-	(12)	1,319	16
Total trading securities	1,737	21	-	15	(23)	(25)	(11)	1,714	23
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	21	-	2	-	-	(15)	-	8	-
Corporate debt	44	-	2	-	(2)	(1)	-	43	4
Corporate equity	1,009	(1)	22	18	(91)	-	-	957	22
Total available-for-sale securities	1,074	(1)	26	18	(93)	(16)	-	1,008	26
Other Securities	480	11	-	64	(39)	-	-	516	-
Total other securities	480	11	-	64	(39)	-	-	516	-
Derivative Assets
Interest rate contracts	6	(2)	-	-	-	-	-	4	(2)
Equity contracts	8	(2)	-	-	-	-	-	6	(2)
Credit default swaps	55	(11)	-	-	-	-	-	44	(11)
Total derivative assets	69	(15)	-	-	-	-	-	54	(15)
Derivative Liabilities
Interest rate contracts	33	(11)	-	-	-	-	-	22	11
Foreign exchange contracts	-	3	-	-	-	-	-	3	(3)
Equity contracts	54	(1)	-	-	(6)	-	(9)	38	1
Credit default swaps	2	-	-	-	-	-	-	2	-
Total derivative liabilities	89	(9)	-	-	(6)	-	(9)	65	9
(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on July 31, 2012 are included in earnings in the period. For available-for-sale securities, the unrealized gains or losses on securities still held on July 31, 2012 are included in Accumulated Other Comprehensive Income.

(Canadian $ in millions)
		Change in Fair Value
For the nine months ended July 31, 2012	Balance October 31, 2011	Included in earnings	Included in other comprehensive income	Purchases	Sales	Maturities (1)	Transfers in/(out) of Level 3	Fair Value as at July 31, 2012	Unrealized Gains (losses) (2)
Trading Securities
Mortgage-backed securities and collateralized mortgage obligations	494	(11)	-	-	(154)	(25)	91	395	(11)
Corporate debt	1,485	22	-	21	(215)	-	6	1,319	25
Total trading securities	1,979	11	-	21	(369)	(25)	97	1,714	14
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	25	-	(1)	-	-	(16)	-	8	-
Corporate debt	62	-	3	25	(6)	(17)	(24)	43	5
Corporate equity	1,011	(8)	15	122	(177)	(6)	-	957	15
Total available-for-sale securities	1,098	(8)	17	147	(183)	(39)	(24)	1,008	20
Other Securities	493	6	-	82	(65)	-	-	516	-
Total other securities	493	6	-	82	(65)	-	-	516	-
Derivative Assets
Interest rate contracts	167	(5)	-	-	-	(158)	-	4	(5)
Equity contracts	6	(1)	-	1	-	-	-	6	(1)
Credit default swaps	67	(28)	-	5	-	-	-	44	(27)
Total derivative assets	240	(34)	-	6	-	(158)	-	54	(33)
Derivative Liabilities
Interest rate contracts	38	(21)	-	5	-	-	-	22	21
Foreign exchange contracts	-	3	-	-	-	-	-	3	(3)
Equity contracts	65	20	-	1	(6)	(33)	(9)	38	1
Credit default swaps	2	-	-	-	-	-	-	2	-
Total derivative liabilities	105	2	-	6	(6)	(33)	(9)	65	19
(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on July 31, 2012 are included in earnings in the period. For available-for-sale securities, the unrealized gains or losses on securities still held on July 31, 2012 are included in Accumulated Other Comprehensive Income.

58 • BMO Financial Group Third Quarter Report 2012

Note 19: Transition to International Financial Reporting Standards

The differences between our Canadian GAAP accounting policies and IFRS requirements, combined with our decisions on the optional exemptions from retroactive application of IFRS, resulted in measurement and recognition differences on transition to IFRS. The net impact of these differences was recorded in opening retained earnings as of November 1, 2010, affecting equity, with the exception of the accumulated other comprehensive loss on the translation of foreign operations, as this was already recorded in equity. These impacts also extend to our capital ratios, with the exception of the change related to accumulated other comprehensive loss on translation of foreign operations, which had no impact on our capital ratios. The impact on Basel II ratios will be phased-in over five quarters.

The following tables reflect the impact of transition as of July 31 and October 31, 2011 and the related description of key differences. The impact as at the transition date of November 1, 2010 and on prior periods in 2011 is provided in Note 19 to our interim consolidated financial statements for the quarter ended April 30, 2012. During the quarter ended July 31, 2012, there were no changes in our IFRS accounting policies.

Reconciliation of Equity as Reported under Canadian GAAP to IFRS

The following is a reconciliation of our equity recorded in accordance with Canadian GAAP to our equity in accordance with IFRS:

(Canadian $ in millions)	July 31, 2011	October 31, 2011
As reported under Canadian GAAP	27,009	28,123
Reclassification of non-controlling interest in subsidiaries to equity under IFRS	1,319	1,348
Share Capital	142	142
Contributed Surplus	(1)	-
Retained Earnings
Consolidation (a)	(102)	(214)
Asset securitization (b)	(64)	(88)
Pension and other employee future benefits (c)	(1,178)	(1,158)
Translation of net foreign operations (e)	(1,135)	(1,135)
Business combinations (f)	(58)	(62)
Other	(209)	(237)
Accumulated Other Comprehensive Income (Loss)
Consolidation (a)	-	2
Asset securitization (b)	(147)	(205)
Translation of net foreign operations (e)	1,135	1,135
Other	18	50
Non-controlling interest in subsidiaries (d)	145	135
As reported under IFRS	26,874	27,836

Reconciliation of Net Income as Reported under Canadian GAAP to IFRS

The following is a reconciliation of our net income reported in accordance with Canadian GAAP to our net income in accordance with IFRS:

(Canadian $ in millions)	Three months ended July 31, 2011	Nine months ended July 31, 2011	Three months ended October 31, 2011	Year ended October 31, 2011
Net income as reported under Canadian GAAP	793	2,369	897	3,266
Add back: non-controlling interest	18	54	19	73
Differences increasing (decreasing) reported net income:
Consolidation (a) (1)	(53)	35	(112)	(77)
Asset securitization (b) (1)	10	(86)	(24)	(110)
Pension and other employee future benefits (c)	3	41	20	61
Business combinations (f)	(58)	(58)	(4)	(62)
Other	(5)	(9)	(28)	(37)
Net Income reported under IFRS	708	2,346	768	3,114
Attributable to:
Bank shareholders	690	2,292	749	3,041
Non-controlling interest in subsidiaries	18	54	19	73
(1)	Includes decrease (increase) in collective allowance of $11 million, $12 million, $(46) million and $(34) million for the three months ended July 31, 2011, October 31, 2011, 9 months ended July 31, 2011 and the year ended October 31, 2011, respectively.

BMO Financial Group Third Quarter Report 2012 • 59

Reconciliation of Comprehensive Income as Reported under Canadian GAAP to IFRS

The following is a reconciliation of our comprehensive income reported in accordance with Canadian GAAP to our comprehensive income in accordance with IFRS:

(Canadian $ in millions)	Three months ended July 31, 2011	Nine months ended July 31, 2011	Three months ended October 31, 2011	Year ended October 31, 2011
Comprehensive income as reported under Canadian GAAP	1,109	1,989	1,519	3,508
Add back: non-controlling interest	18	54	19	73
Differences increasing (decreasing) reported comprehensive income
Consolidation (a)	(52)	35	(110)	(75)
Asset securitization (b)	(11)	(8)	(82)	(90)
Pension and other employee future benefits (c)	3	41	20	61
Business combinations (f)	(58)	(58)	(4)	(62)
Other	(3)	(51)	4	(47)
Comprehensive income as reported under IFRS	1,006	2,002	1,366	3,368
Attributable to:
Bank shareholders	988	1,948	1,347	3,295
Non-controlling interest in subsidiaries	18	54	19	73

Explanation of differences:

(a) Consolidation

The IFRS consolidation requirements primarily impact entities defined as variable interest entities (“VIEs”) under Canadian GAAP or special purpose entities (“SPEs”) under IFRS, with which we have entered into arrangements in the normal course. Under Canadian GAAP, the conclusion as to whether an entity should be consolidated is determined by using three different models: voting rights, VIEs and qualifying special purpose entities (“QSPEs”). Under the voting rights model, ownership of the majority of the voting shares leads to consolidation, unless control does not rest with the majority owners. Under the VIE model, VIEs are consolidated if the investments we hold in these entities or the relationships we have with them result in our being exposed to the majority of their expected losses, being able to benefit from the majority of their expected returns, or both. Under the QSPE model, an entity that qualifies as a QSPE is not consolidated.

Under IFRS, an entity is consolidated if it is controlled by the reporting company, as determined under the criteria contained in the IFRS consolidated and separate financial statements standard (IAS 27) and, where appropriate, SIC-12 (an interpretation of IAS 27). As with Canadian GAAP, ownership of the majority of the voting shares leads to consolidation, unless control does not rest with the majority owners. For an SPE, our analysis considers whether the activities of the SPE are conducted on our behalf, our exposure to the SPE’s risks and benefits, our decision-making powers over the SPE, and whether these considerations demonstrate that we, in substance, control the SPE and therefore must consolidate it. There is no concept of a QSPE under IFRS.

We consolidated certain SPEs under IFRS that were not consolidated under Canadian GAAP, including our credit protection vehicle, our structured investment vehicles (“SIVs”), our U.S. customer securitization vehicle, BMO Capital Trust II and BMO Subordinated Notes Trust. For five of our eight Canadian customer securitization vehicles and certain structured finance vehicles, the requirements to consolidate were not met under IFRS, a result that is consistent with the accounting treatment for the vehicles under Canadian GAAP.

Information on all our SPEs, including total assets and our exposure to loss is included in Note 7.

(b) Asset securitization

Securitization primarily involves the sale of loans originated by us to trusts (“securitization vehicles”). Under Canadian GAAP, we account for transfers of loans to our securitization programs and to third-party securitization programs as sales when control over the loans is given up and consideration other than notes issued by the securitization vehicle has been received. Under IFRS, financial assets are derecognized only when substantially all risks and rewards have been transferred as determined under the derecognition criteria contained in IAS 39. Control is only considered when substantially all risks and rewards have been neither transferred nor retained.

Under IFRS, credit card loans and mortgages sold through these securitization programs do not qualify for derecognition as we have determined that the transfer of these loans and mortgages has not resulted in the transfer of substantially all the risks and rewards. This has resulted in the associated assets and liabilities being recognized on our Consolidated Balance Sheet and gains previously recognized in income under Canadian GAAP being reversed at the transition date. Under IFRS, the credit card loans and mortgages sold through our securitization vehicles and through the Canada Mortgage Bond program and to the National Housing Act Mortgage-Backed Securities program will remain on our Consolidated Balance Sheet. Under Canadian GAAP, the credit card loans and mortgages sold through these programs were removed from our Consolidated Balance Sheet.

Under Canadian GAAP, mortgages converted into mortgage-backed securities that have not yet been sold to one of the securitization programs are recorded at fair value as available-for-sale securities, with all mark-to-market adjustments recorded in accumulated other comprehensive income (loss). Under IFRS, these mortgages are classified as loans and recorded at amortized cost; the associated mark-to-market adjustments recorded in accumulated other comprehensive income (loss) under Canadian GAAP are reversed through retained earnings at the transition date.

Additional information on our asset securitizations is included in Note 6.

(c) Pension and other employee future benefits

Actuarial gains and losses consist of market-related gains and losses on pension fund assets and the impact of changes in

60 • BMO Financial Group Third Quarter Report 2012

discount rates and other assumptions or of plan experience being different from management’s expectations for pension and other employee future benefit obligations. Under Canadian GAAP, these amounts are deferred and only amounts in excess of 10% of the greater of our plan asset or benefit liability balances are recorded in pension and other employee future benefit expense over the expected remaining service period of active employees. Under IFRS, we elected to recognize all previously unrecognized actuarial gains and losses as at November 1, 2010, in opening retained earnings for all of our employee benefit plans. Under IFRS, we will continue to defer actuarial gains and losses, consistent with the methodology under Canadian GAAP.

Plan amendments are changes in our benefit liabilities as a result of changes to provisions of the plans. Under Canadian GAAP, these amounts are recognized in expense over the remaining service period of active employees for pension plans and over the expected average remaining period to full benefit eligibility for other employee future benefit plans. Under IFRS, plan amendments are recognized immediately to the extent that benefits are vested and are otherwise recognized over the average period until benefits are vested on a straight-line basis.

Under Canadian GAAP, our actuaries valued our benefit liabilities using the projected unit benefit method. Under IFRS, our actuaries value our benefit liabilities using the projected unit credit method. The difference in methodology did not have a significant impact on our financial results.

Under Canadian GAAP, when plan assets exceed the benefit liability of a defined benefit plan giving rise to a plan surplus, a valuation allowance is recognized for any excess of the surplus over the present value of the expected future economic benefit arising from the asset. Similarly to Canadian GAAP, IFRS limits the recognition of the surplus to the expected future economic benefit arising from the asset. However, the methodology for calculating the expected future economic benefit differs from that under Canadian GAAP. The difference in methodology did not have an impact on our financial results.

(d) Non-controlling interest

Under Canadian GAAP, non-controlling interest in subsidiaries (“NCI”) are reported as other liabilities. Under IFRS, NCI are reported as equity.

Under Canadian GAAP, the portion of income attributable to NCI is deducted prior to the presentation of net income in the Consolidated Statement of Income. Under IFRS, there is no comparable deduction, and instead, net income reflects income attributable to both shareholders and NCI. This difference had no impact on our capital ratios or return on equity.

(e) Translation of net foreign operations

We have elected to reset the accumulated other comprehensive loss on translation of net foreign operations to $nil at the transition date, with the adjustment recorded in opening retained earnings. This difference had no impact on our capital ratios or return on equity.

(f) Business combinations

We elected not to apply IFRS 3 retroactively to business combinations that took place prior to the transition date.

Consequently, business combinations concluded prior to November 1, 2010, have not been restated and the carrying amount of goodwill under IFRS as of November 1, 2010, is equal to the carrying amount as at that date under Canadian GAAP.

For the acquisitions of M&I and LGM that occurred in fiscal 2011, our comparative year, we have made the following adjustments:

Measurement of purchase price

Under Canadian GAAP, the purchase price is based on an average of the market price of the shares over a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Under IFRS, the purchase price is based on the market price of the shares at the closing date of the transaction. As a result, the recorded values of goodwill and common shares were increased by $142 million as at October 31, 2011, to reflect the re-measurement of our common shares issued as consideration for the M&I acquisition.

Acquisition costs

Under Canadian GAAP, acquisition costs are capitalized and classified as goodwill. IFRS requires that acquisition costs be expensed. As a result, goodwill was reduced by $91 million as of October 31, 2011, $86 million related to the acquisition of M&I and $5 million related to the acquisition of LGM.

Contingent consideration

Under Canadian GAAP, contingent consideration is recorded when the amount can be reasonably estimated and the outcome of the contingency can be determined beyond a reasonable doubt. Any subsequent change in the amount of contingent consideration is generally recorded as an adjustment to goodwill. Under IFRS, contingent consideration is recognized initially at fair value as part of the purchase price. Subsequent changes in the fair value of contingent consideration classified as an asset or liability are recognized in profit or loss. As a result, goodwill was increased by $13 million for contingent consideration and reduced by $5 million for acquisition costs noted above for a total increase in goodwill of $8 million for the LGM acquisition as at October 31, 2011.

Other differences

Details of the other differences between our Canadian GAAP accounting polices and IFRS requirements are outlined in Note 19 to our interim consolidated financial statements for the quarter ended April 30, 2012 and include: reinsurance; loan impairment; sale-leaseback transactions; stock-based compensation; loan origination costs; transaction costs; available-for-sale securities; premises and equipment; customer loyalty programs; merchant banking investments; compound financial instruments; translation of preferred shares issued by a foreign operation; and income taxes.

BMO Financial Group Third Quarter Report 2012 • 61